SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

BEACON ENTERPRISE SOLUTIONS GROUP, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

073578106

(CUSIP Number)

5G Investments, LLC

5G Management, LLC

546 5th Avenue, 23rd Floor

New York, NY 10036

(212) 600-2044

Authorized to Receive Notices and Communications)

With Copies To:

Richard A. Friedman, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, New York 10006

Phone: (212) 930-9700

Fax: (212) 930-9725

June 19, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 073578106	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS 5G Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 7,500,000 *
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 7,500,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.72%
14	TYPE OF REPORTING PERSON* OO

* Consists of 375,000 shares of Series B Preferred Stock of the Issuer, each of which: (i) entitles its holder to 20 votes per share of Common Stock on all matters submitted or required to be submitted to a vote of the common stockholders of the Issuer, and (ii) is automatically convertible into Common Stock on a 1 for 20 basis upon the filing of the amendment of the Issuer’s Articles of Incorporation implementing a proposed reverse stock split.

Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as set forth herein, it is the beneficial owner of any shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 073578106	13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS 5G Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 7,500,000 *
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 7,500,000 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.72%
14	TYPE OF REPORTING PERSON* HC

* Consists of 375,000 shares of Series B Preferred Stock of the Issuer, each of which: (i) entitles its holder to 20 votes per share of Common Stock on all matters submitted or required to be submitted to a vote of the common stockholders of the Issuer, and (ii) is automatically convertible into Common Stock on a 1 for 20 basis upon the filing of the amendment of the Issuer’s Articles of Incorporation implementing a proposed reverse stock split.

Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as set forth herein, it is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Item 1. Security and Issuer.

This statement relates to the Common Stock, par value $.001 per share (the “Shares”), of Beacon Enterprise Solutions Group, Inc., a Nevada Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 9300 Shelbyville Road, Suite 1020, Louisville, Kentucky 40222.

Item 2. Identity and Background.

(a)     This statement is being filed by: (i) 5G Investments, LLC (“5GI”) and (ii) 5G Management, LLC (“5GM”), the Manager of 5GI (collectively, the “Reporting Persons”). The Reporting Persons are making a joint filing because they may be deemed to be a group pursuant to Section 13 of the Exchange Act.

(b)     The address of each of the Reporting Persons is 546 5th Avenue, 23rd Floor, New York, NY 10036.

(c)      5GI, a Delaware limited liability company, was formed to make investments in an entity that was intended to become, and has since the formation of 5GI become, a subsidiary of the Issuer. 5GM, a Delaware limited liability company, was formed to be the Manager of 5GI.

(d)     None of the Reporting Persons has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     None of the Reporting Persons has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On June 19, 2013, 5GI purchased 30,000 shares of Series B Preferred Stock of Focus Ventures, Inc. (“Focus”) for $50.00 per share for an aggregate purchase price of $1,500,000.00 Thereafter, on June 19, 2013, the Issuer, Beacon Acquisition Sub, Inc., a Nevada corporation and wholly owned subsidiary of the Issuer (the “Merger Sub”), and Focus entered into an Amended and Restated Agreement and Plan of Merger (as so amended and restated, the “Merger Agreement”). Pursuant to the Merger Agreement, the Merger Sub merged with and into Focus with Focus continuing as the surviving corporation (the “Merger”). Pursuant to the terms of the Merger Agreement, among other matters, all shares of Series B Preferred Stock of Focus owned by 5GI were converted into the right to receive an aggregate of 375,000 shares of Series D Preferred Stock of the Issuer, par value $0.01 per share (the “Beacon Series D Shares”). Each Beacon Series D Share (i) entitles its holder to 20 votes per share of common stock of the Issuer (the “Common Stock”) on all matters submitted or required to be submitted to a vote of the common stockholders of the Issuer, and (ii) is automatically convertible into Common Stock on a 1 for 20 basis upon the filing of the amendment of the Issuer’s Articles of Incorporation implementing a proposed reverse stock split.

Item 4. Purpose of Transaction.

5GI acquired the Beacon Series D Shares solely as a capital investment and did not acquire the securities for the purpose of obtaining control over the Issuer.

Item 5. Interest in Securities of the Issuer.

After consummation of the Merger, 5GI owns 375,000 shares of Series D Preferred Stock of the Issuer and beneficially owns 7,500,000 shares of Common Stock of the Issuer. 5GM may be considered a member of a group with 5GI because, as the Manager of 5GI, it has shares voting and dispositive power of the Beacon Series D Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Merger, the purchase agreement between 5GI and Focus was assigned by Focus to the Issuer. This agreement permits 5GI to make up to an additional $2,000,000 purchase of the securities of the Issuer into which the Focus Preferred B Shares were converted in the Merger, i.e., the Beacon Series D Shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and accurate.

5G INVESTMENTS, LLC
By: 5G Management, LLC, its Manager

By:	/s/ Hugh Regan
Name:	Hugh Regan
Title:	President

Date: July 1, 2013